Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

September 12, 2011

La Tribune

12 September 2011

Finance for SMEs:

Strengthening the role of the stock exchange

[French market supervisor] AMF and NYSE Euronext are reaching out to SMEs. Their aim: explain efforts made to facilitate listing at a time when access to loans is getting more difficult. Despite progress at national level, AMF is calling for a more ambitious approach at European level, including changes in legislation governing stock markets. See page 14.

Financing

SMEs and listing: AMF calls for greater political will

By Christèle Fradin

As France’s market supervisor and NYSE Euronext reach out to businesses, they are also calling for an industry-wide convention [Etats généraux] and a more ambitious approach at European level.

Today the stock exchange accounts for less than 1% of total financing for SMEs (including both mid-size and small companies), but this is set to expand as banks face stricter prudential rules. France’s market supervisor AMF and NYSE Euronext are thus reaching out to SMEs. Today they are in Lyon in pedagogical mode: explaining efforts made to facilitate market access for small and mid-size companies, and reiterating their commitment in this area.

“At national level we have taken the necessary steps: Alternext has been adapted, as has corporate governance, along with internal auditing procedures,” says Jean-Pierre Jouyet, who heads AMF. Yet he regrets the absence of a body of “pan-European law for SMEs.” Efforts to simplify the Prospectus directive, to extend deadlines for publishing financial statements, and to adapt accounting standards (IFRS) “are proceeding too slowly, and the target still hasn’t got beyond political discourse due to the lack of a consensus at European level,” he says. The AMF had hoped for a concerted push by France and Germany. But Berlin is already reaping the benefits of a “better financing model” based on “stock markets with provincial links, unlike our [French] system which is too global at times,” and an “overly decentralized banking system in which management teams have no qualms about going out to see SMEs directly.” For M. Jouyet, “Paris must show far more political will. Politicians in charge of European affairs must reach out to Europe.”

“A structured eco-system”

[In Lyon,] NYSE Euronext will explain that it has not turned its back on [French] regions. “We’ve been working to put together a structured eco-system,” says Dominique Cerutti, number two at NYSE Euronext. The Bourse provides financial support to not-for-profits such as Lyon Pôle Bourse and has worked to bring together professions linked to the market (bankers, lawyers, auditors, etc.). Will that change once the merger with Deutschebörse has been finalized? “SMEs account for 80% of our respective lists, which places them at the heart of our business — and at the centre of our strategy, even if their contribution to earnings will remain marginal in the very short term,” says Cerutti. The two market operators plan to connect their market[s] to promote the visibility of SMEs.

After efforts made by the French finance ministry since 2008 to facilitate market access for small businesses, Dominique Cerutti feels the time has come to launch “a fresh round of industry-wide meetings (Etats généraux) for SMEs, to review progress to date and see if new measures are necessary.”

With markets in turmoil, efforts to educate this target group may be tricky. “Stock-market listing remains an opportunity at a time when bank credit volumes are shrinking,” says Mr. Jouyet. “Markets must inspire confidence,” admits Dominique Cerutti, calling for a fresh look at priorities: “the first role of financial markets is to finance the economy.”

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

3